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May 3, 2016

Via Edgar

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pulse Biosciences, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 28, 2016
File No. 333-208694

Dear Ms. Ravitz:

Our client, Pulse Biosciences, Inc., (the “Company”), has forwarded to me your letter to the Company of April 15, 2016, in which you set forth several comments. I am responding to the comments on behalf of the Company. Each of the comments is reproduced below with the Company’s response thereafter.

If you have further questions about this response, please forward them to me as well as to the Company. My email address is ahudders@golenbock.com, and my telephone number is 212-907-7349.

Prospectus Summary, page 1

1.	We are unable to agree with your response to prior comment 5 given the tests appear to be in order to pursue regulatory clearance for your system rather than for marketing. Please revise your disclosure to highlight the limited nature of certain of the referenced studies and trials.

Response:

The Company has revised its disclosure to indicate that although its trials have been limited to pre-clinical animal trials and data from a limited number of subjects in clinical trials, the Company believes that results to date will be representative of larger subject populations. Please see the section of the amended Registration Statement entitled “Prospectus Summary – Our Company – Overview.”

Business, page 26

2.	Please tell us why you do include in this section disclosure required by Item 101(a) of Regulation S-K regarding your relationship with Electroblate, Inc.

Response:

The Company was incorporated in Nevada on May 19, 2014 under the name “Electroblate, Inc.” On December 8, 2015, the Company changed its name to “Pulse Biosciences, Inc.”

Exhibits

3.	We are unable to agree with your response to prior comment 13 given the agreement was performed in part after you filed the registration statement on December 22, 2015. File as an exhibit the research and funding agreement mentioned on page 40.

Response:

The research and funding agreement has been filed as Exhibit D to the ODURF/EVMS agreement, Exhibit 10.12, which was as requested in the Staff response to the Company’s confidentiality request dated April 26, 2016.

Exhibit 5.1

4.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not assume conclusions of law that are a necessary requirement of the ultimate opinion nor may it assume any of the material facts underlying the opinion or facts that are readily ascertainable. We note the last two sentences of the second paragraph of the exhibit that you filed. Please file an opinion that is revised as appropriate.

Response:

After talking to Mr. Tom Jones on April 20, 2016, I understand that the statements in the opinion filed as Exhibit 5.1 that are raising a question are as follows: “We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company. We have not independently verified the matters set forth in such certificates.”

It is my position that these two sentences do not indicate, or even suggest, that I have assumed any of the facts demonstrated by these certificates. These certificates are further supporting evidence of certain facts that I must rely on to be able to render the opinion. A legal opinion is not intended to determine the facts, but use the facts to draw a conclusion.

The certificate of the public officials, in this case, includes a good standing certificate issued by the appropriate state. If the Company is not in good standing, it would not be able to issue its shares being sold as described in the registration statement. The only proper way for me, as counsel rendering the opinion, to verify the corporate status is to obtain a certificate from the appropriate secretary of state as to the good standing of the Company.

The matters of fact as set forth in a certificate of an officer of the Company are statements that, among other things, (i) indicate that the board of director meeting was properly called, a quorum was present and board actions properly taken, and (ii) the resolutions that authorize the execution and delivery of the underwriting agreement and related agreements and authorize the issuance of the securities described in the registration statement have been approved and continue in effect. The only way to ascertain these aspects of the corporate actions taken to support an opinion is through an officers’ certificate. And as otherwise stated, I have reviewed the actual minutes themselves, without any qualification, that authorize the transaction documents and issuance of the securities as described in the registration statement.

Certain facts necessary for the opinion are ascertainable only through the statements of the public officials and statements of the officers of the Company, embodied in their certificates. These certificates are similar to those acceptable “assumptions” set forth in Staff Legal Bulletin, Section B.3, particularly the second bullet point: “• the representations of officers and employees are correct as to questions of fact.” The Staff Legal Bulletin further indicates that the outlined acceptable assumptions are not intended to be comprehensive.

When in an opinion there is an assumption of a fact or state of affairs, to me that means the opinion giver is not making any determination about the assumption, including whether or not there is any basis for the fact assumed. But when someone is relying on a certificate, they are taking steps to determine a particular state of facts, which are ascertainable, from a reasonable source.

Accordingly, I respectfully request that the Staff withdraw this comment.

Sincerely,

/s/ Andrew D. Hudders

Golenbock Eiseman Assor Bell & Peskoe LLP